THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
FILED ON FEBRUARY 18, 1997 PURSUANT TO A
RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                         SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                     (Amendment No. ______)*

                      VANSTAR CORPORATION
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                       (Name of Issuer)


           Common Stock, par value $0.001 per share
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               (Title of Class of Securities)

                         92208M 10 8
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                       (CUSIP Number)



Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

92208M 10 8                           13G


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(1)   Name of Reporting Person                 William Y. Tauscher
      I.R.S. Identification
      No. of Above Person

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(2)   Check the Appropriate Box if a Member of a Group*    (a) [X]
                                                           (b) [X]

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(3)   SEC Use Only

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(4)   Citizenship or Place
         of Organization                 United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)   Sole Voting Power                               2,370,284.49

(6)   Shared Voting Power                                        0

(7)   Sole Dispositive Power                          2,370,284.49

(8)   Shared Dispositive Power                                   0

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(9)   Aggregate Amount Beneficially Owned             2,370,284.49
      by Each Reporting Person

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(10)  Check Box if the Aggregate Amount in                     [ ]
      Row (9) Excludes Certain Shares *

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(11)  Percent of Class Represented by                         5.6%
      Amount in Row (9)

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(12)  Type of Reporting Person *                                IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT

92208M 10 8                           13G


                                 SCHEDULE 13G

ITEM 1(a).        NAME OF ISSUER:

                  Vanstar Corporation (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5964 W. Las Positas Blvd.
                  Pleasanton, California  94588

ITEM 2(a)         NAME OF PERSON FILING:

                  This statement is filed by William Y. Tauscher, an individual.

ITEM 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  5964 W. Las Positas Blvd.
                  Pleasanton, California  94588

ITEM 2(c).        CITIZENSHIP:

                  William Y. Tauscher is a citizen of the United
                  States of America.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  This Schedule 13G relates to shares of Common
                  Stock, par value $0.001 per share, of the Company.

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP Number for the Common Stock of the
                  Company is 92208M 10 8.

ITEM 3.           [FILINGS PURSUANT TO RULES 13D-1(B) OR 13D-2(B)]:

                  Not applicable.

92208M 10 8                           13G



ITEM 4.           OWNERSHIP:

                  William Y. Tauscher is the beneficial owner of 2,370,284.49 shares of Common Stock of the Company, which represented approximately 5.6% of the outstanding Common Stock of the Company at December 31, 1996. William Y. Tauscher has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, such 2,370,284.49 shares. The 2,370,284.49 shares beneficially owned by William Y. Tauscher includes 374,974 shares reserved for issuance upon the exercise of stock options granted under the Company's stock option plans that are either presently exercisable or become exercisable not later than March 1, 1997 (within 60 days of December 31, 1996).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

92208M 10 8                           13G



                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  February 14, 1997




                                    /s/ William Y. Tauscher
                                    --------------------------
                                    William Y. Tauscher